UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

VIRTUAL RADIOLOGIC CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 Par Value
(Title of Class of Securities)

92826B 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826B 10 4	13G/A

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Sean O. Casey, M.D
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	3,819,271
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	3,819,271
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,819,271
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	24.01%
12	TYPE OF REPORTING PERSON		IN

Page 2 of 6 Pages

Item 1.

(a)	Name of Issuer

Virtual Radiologic Corporation

(b)	Address of Issuer’s Principal Executive Offices

11995 Singletree Lane, Eden Prairie, MN 55343

Item 2.

(a)	Name of Person Filing

Sean Casey, M.D.

(b)	Address of Principal Business Office or, if none, Residence

121 South Eighth Street, Suite 800, Minneapolis, MN 55402

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

92826B 10 4

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 3 of 6 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned

3,819,271

(b)	Percent of Class

24.01%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

3,819,271

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

3,819,271

(iv) Shared power to dispose or to direct the disposition of

0

Page 4 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not Applicable

Item 8. Identification and Classification of Members of the Group

          Not Applicable

Item 9. Notice of Dissolution of Group

          Not Applicable

Item 10. Certification

          Not Applicable

Page 5 of 6 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/12/2010	By:	/s/ Sean Casey
Name: Sean Casey, MD

Page 6 of 6 Pages